# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exagen Inc., CIK 0001274737
CUSIP: 30068X103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1261 Liberty Way, Vista, California (CA), 92081
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-24-000643
Filed by CIK 0001771015

## Reporting persons
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 891,366; shared voting power 0; sole dispositive power 891,366; shared dispositive power 0; aggregate amount beneficially owned 891,366 (5% of the class)

## Item 1. Issuer
Name of issuer: Exagen Inc.
Address of issuer's principal executive offices:
1261 Liberty Way
Vista, CALIFORNIA
92081

## Item 2. Person Filing
Name of person filing: Cowen Financial Products LLC
Address of principal business office or, if none, residence:
One Vanderbilt Avenue
NEW YORK, New York
10017
Citizenship: Cowen Financial Products LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 891,366
Percent of class: 5
Sole power to vote or to direct the vote: Cowen Financial Products LLC - 891,366
Shared power to vote or to direct the vote: Cowen Financial Products LLC - 0
Sole power to dispose or to direct the disposition: Cowen Financial Products LLC - 891,366
Shared power to dispose or to direct the disposition: Cowen Financial Products LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cowen Financial Products LLC: John Holmes, Chief Operating Officer (05/12/2025)